FILE NO: 1-10581
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          BENTLEY PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)



           DELAWARE                                     59-1513162
  (State or other jurisdiction           (I.R.S. Employer Identification Number)
of incorporation or organization


      65 LAFAYETTE ROAD, 3RD FLOOR,                       03862
      NORTH HAMPTON, NEW HAMPSHIRE                      (Zip Code)
(Address of principal executive offices)


        Securities to be registered pursuant to Section 12(b) of the Act:
                                      NONE

    Title of each class                          Name of each exchange on which
   to be so registered:                         each class is to be registered:

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |X|

 Securities Act registration statement file number to which this form relates:
                           REGISTRATION NO. 33-17201

        Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.


         On December 22, 1999, the Board of Directors of Bentley Pharmaceuticals, Inc. (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, par value $0.02 per share (the "Common Stock"), to stockholders of record at the close of business on December 27, 1999. Each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior
Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a Purchase Price of $16.50 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 22, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Stock upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (unless such tender offer or exchange offer is an all cash offer for all outstanding shares of Common Stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders). The definition of "Acquiring Person" excludes Russell Cleveland, Michael McGovern, Renaissance U.S. Growth and Income Trust PLC, Renaissance U.S. Growth and Income Fund III, Inc. and each of their respective affiliates and associates, unless any of such persons, together with their affiliates and associates, increases by 15% or more his or its beneficial ownership of the shares of Common Stock outstanding from the number of shares of Common Stock beneficially owned on December 22, 1999. Under the Rights Agreement, for purposes of calculating percentages of Common Stock outstanding, shares of Common Stock outstanding shall include all shares of Common Stock deemed to be beneficially owned by a person and its affiliates and associates, even if not actually then outstanding.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 27, 1999 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 21, 2004, unless earlier redeemed by the Company as described below. At no time will the Rights have any voting power.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded as of the Distribution Date, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an all cash tender or exchange offer for all outstanding shares of Common Stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (the "Flip-in Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or by certain related parties) shall be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at a Purchase Price of $16.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties of such Acquiring Person) following a Flip-in Event would entitle its holder to purchase $33.00 worth of Common Stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $16.50. Assuming that the Common Stock had a per share value of $5.50 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $16.50.

         In the event that, at any time  following the Stock  Acquisition  Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger consummated pursuant to a Qualifying Offer), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price. The events set forth in this paragraph and the Flip-in Event described in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no anti-dilution adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock (other than fractions of one one-thousandth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

         At any time until ten (10) days following the Stock Acquisition Date, as such period may be extended or shortened by the Board of Directors, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for shares of common stock of the acquiring company as set forth above, or are redeemed as provided above.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should not affect an offer at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date, as such period may be extended or shortened by the Board of Directors, redeem all but not less than all of the then outstanding Rights at the $0.001 redemption price.

         The Rights Agreement, dated as of December 22, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the term of the Rights is included as Exhibit 1 to this filing and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

         1. Rights Agreement, dated as of December 22, 1999, between Bentley Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit B thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 27, 1999 (date of earliest event reported December 22, 1999).

                                    SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


     Date: December 27, 1999                      BENTLEY PHARMACEUTICALS, INC.



                                                  By: /s/ Michael D. Price
                                                     ------------------------
                                                      Michael D. Price
                                                      Secretary and Treasurer